Prudential Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

July 18, 2016

The Board of Trustees

Prudential Investment Portfolios 2

655 Broad Street, 17th Floor

Newark, New Jersey 07102

Re: Prudential Institutional Money Market Fund (the “Fund”)

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through July 31, 2017 to limit net annual Fund operating expenses (exclusive of extraordinary and certain other expenses, such as taxes, interest, and brokerage commissions) to 0.07% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President